UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)

BARNES & NOBLE, INC.
 (Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

067774109
 (CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Ms. Ann Marie Swanson
Aletheia Research & Management, Inc.
100 Wilshire Boulevard, Suite 1960
Santa Monica, CA  90401
(310)-899-0800

October 19, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 067774109	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aletheia Research & Management, Inc., IRS No. 95-4647814
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 8,416,760 shares of Common Stock
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 8,416,760 shares of Common Stock
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,416,760 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.03%
14	TYPE OF REPORTING PERSON* IA

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $.001 par value per share (the “Common Stock”), of Barnes & Noble, Inc., a Delaware corporation (the “Issuer”).  The Issuer maintains its principal executive office at 122 Fifth Avenue, New York, New York 10011.

Item 2.	Identity and Background.

(a)           This statement is filed by Aletheia Research & Management, Inc., a California corporation (“Aletheia”), with respect to shares of the Issuer’s Common Stock held by managed accounts over which Aletheia has discretionary authority and through partnerships with respect to which Aletheia serves as general partner. Ann Marie Swanson is the Chief Compliance Officer of Aletheia.

(b)-(f)     Aletheia filed an initial Schedule 13D for an event of November 30, 2009 (the “Initial Schedule”), an Amendment No. 1 for an event of January 8, 2010, an Amendment No. 2 for an event of January 25, 2010, an Amendment No. 3 for an event of January 31, 2010, an Amendment No. 4 for an event of May 18, 2010, and an Amendment No. 5 for an event of September 9, 2010 (collectively, the “Previous Amendments”). Except to the extent set forth in this Amendment, the information in the Initial Schedule and Previous Amendments remains unchanged. The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 6) shall not be construed to be an admission by Aletheia that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act, as amended.

Item 3.	Source and Amount of Funds or Other Consideration.

Aletheia owns 8,416,760 shares of the Issuer’s Common Stock on behalf of managed accounts and partnerships with respect to which Aletheia serves as general partner.  Such managed accounts and partnerships have collectively paid $251,455,384 from their working capital for such shares.

Item 5.	Interest in Securities of the Issuer.

(a)           The number of shares of the Issuer’s Common Stock and the percentage of the outstanding shares (based upon 59,984,418 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2010) directly or indirectly beneficially owned by the Reporting Person is as follows:

Name	Number of Shares	Percentage of Outstanding Shares

Aletheia	8,416,760	14.03%

(b)           Aletheia has sole power to vote and sole power to dispose or to direct the disposition of 8,416,760 shares of the Issuer’s Common Stock.

(c)           See Appendix 1 annexed hereto.

(d)           Certain persons have the right to receive dividends from or the proceeds of sale of certain of the shares of the Issuer’s Common Stock included in this statement.  No such person individually has the right to receive dividends or proceeds relating to shares of the Issuer’s Common Stock constituting more than 5% of the class of the Issuer’s Common Stock.

(e)           Not applicable.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    November 15, 2010

ALETHEIA RESEARCH & MANAGEMENT, INC.

By:	/s/ Ann Marie Swanson
Ann Marie Swanson
Chief Compliance Officer

APPENDIX I
TRANSACTIONS IN BARNES & NOBLE, INC.
COMMON STOCK  - LAST 60 DAYS

Trade Date	Number of Shares Purchased	Purchase Price	Average Share Price for Purchases	Number of Shares Sold	Sales Price	Average Share Price for Sales

09/13/10	4,565	71,952	15.76	0	0
09/14/10	0	0		40,720	644,821	15.84
09/15/10	0	0		1,015	16,086	15.85
09/16/10	101	1,607	15.91	1,033	16,354	15.83
09/17/10	0	0		3,011	48,666	16.16
09/20/10	0	0		350	5,636	16.10
09/21/10	165	2,703	16.38	16,305	272,139	16.69
09/22/10	0	0		1,100	18,523	16.84
09/23/10	1,775	29,994	16.90	7,325	123,248	16.83
09/24/10	1,360	23,377	17.19	765	13,039	17.04
09/27/10	0	0		3,675	60,967	16.59
09/28/10	0	0		3,240	51,913	16.02
09/29/10	134	2,194	16.38	15,175	247,872	16.33
09/30/10	1,460	23,867	16.35	2,690	43,676	16.24
10/01/10	1,004	16,154	16.09	7,696	124,514	16.18
10/04/10	5	80	16.00	80,515	1,283,490	15.94
10/05/10	15	244	16.25	140	2,226	15.90
10/06/10	15	243	16.20	255	3,988	15.64
10/07/10	0	0		120	1,992	16.60
10/08/10	65	1,078	16.58	70	1,137	16.25
10/11/10	0	0		0	0
10/12/10	500	8,134	16.27	3,293	55,293	16.79
10/13/10	675	10,819	16.03	205	3,250	15.86
10/14/10	745	11,988	16.09	34,030	565,957	16.63
10/15/10	2,550	38,933	15.27	85	1,272	14.96
10/18/10	660	10,276	15.57	330	5,129	15.54
10/19/10	451	7,002	15.53	12,630	196,116	15.53
10/20/10	511	7,699	15.07	10,174	153,250	15.06
10/21/10	130	1,941	14.93	1,506	22,375	14.86
10/22/10	1,288	19,302	14.99	985	14,769	14.99
10/25/10	4,752	71,819	15.11	1,189	17,907	15.06
10/26/10	264	3,972	15.05	12,495	190,382	15.24
10/27/10	535	8,027	15.00	8,357	124,310	14.87
10/28/10	0	0		1,130	16,815	14.88
10/29/10	918	13,711	14.94	547	8,172	14.94
11/01/10	300	4,453	14.84	380	5,691	14.98
11/02/10	2,010	30,110	14.98	510	7,613	14.93
11/03/10	530	7,848	14.81	915	13,473	14.72
11/04/10	154	2,413	15.67	20	313	15.64
11/05/10	552	8,234	14.92	1,355	19,989	14.75
11/08/10	7,703	114,516	14.87	1,005	14,777	14.70
11/09/10	2,940	43,461	14.78	1,220	18,086	14.82
11/10/10	387	5,643	14.58	736	10,740	14.59